Press Release SR #011-06

September 25, 2006

CLOSING OF PRIVATE PLACEMENT

Sutcliffe Resources Ltd. (the “Company”) has completed its non-brokered private placement offering announced on August 16, 2006 for total proceeds of $2,555,250. The offering was comprised of 3,407,000 units consisting of one common share and one-half of a share purchase warrant per unit. Each full common share purchase warrant will entitle the holder to acquire one common share at a price of $0.85 on or before September 11, 2008.

No finder’s fees were paid in connection with this private placement.

The shares issued pursuant to the private placement offering and any shares acquired upon exercise of the share purchase warrants are subject to a hold period expiring January 11, 2007.

On behalf of the Board of Directors

“Laurence Stephenson”

Laurence Stephenson,
President

Forward-looking statements - statements included in this news release that are not historical facts may be considered "forward-looking statements". All estimates and statements that describe the Company's objectives, goals or future plans are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties where actual results could differ materially from those currently anticipated.

The TSX Venture Exchange has not reviewed and does not
accept responsibility for the adequacy or accuracy of this release.

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